withum
ADVISORY TAX AUDIT

August 26, 2022

VIA EMAIL
Mr. Stephen Thorlakson, Chairman of the Audit Committee
Western Magnesium Corporation

Dear Mr. Thorlakson:

After careful consideration, per our telephone call on August 26, 2022, Withum has decided that it will be unable to continue to provide audit services to you as Western Magnesium Corporation's auditors. This termination is effective today. We are hopeful that you will understand our need to resign from our professional relationship.

The Company is required to file an 8-K with the SEC related to our resignation by Thursday, September 1, 2022.

As you know, we do not keep any original records; therefore, you should have all the records in your possession necessary for the new auditor. We would like to thank you for your business in the past, and we will assist you in making a smooth transition to a new auditor.

Sincerely,

WithumSmith+Brown, PC

WithumSmith+Brown, PC